UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____November 2, 2006____________

Date

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

El Niño Announces Private Placement

October 6, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) ) announces a non-brokered private placement of up to 496,133 flow-through common shares at a purchase price of $0.75 per common share for gross proceeds of up to $372,100.

A finder’s fee of up to 7% may be paid in shares and 10% may be paid in warrants.

The proceeds of the private placement will be used to satisfy the Company's exploration commitment for the Bathurst Zinc / Base Metals Mining Camp in New Brunswick.

The foregoing is subject to regulatory approval.

About El Niño Ventures Inc.

El Niño is an exploration stage company currently developing an aggressive global acquisition strategy.  Our business model is to revisit former mining regions, apply new technologies to advanced stage exploration targets, and aggressively acquire new projects.  Our present focus is on Canada, Alaska, and Eastern / Central Europe.  In Canada, El Niño has an Option / Joint Venture with Xstrata Zinc to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick.  El Niño is also exploring for uranium in the Bancroft uranium camp in Ontario.  El Niño is currently negotiating on new projects in Alaska, and Europe.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

EL NIÑO’S EXTENSIVE DRILL PROGRAM ON WORLD CLASS MINING CAMP

23,000 meters (75,000 feet)

October 11, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that a 23,000 m (75,000 ft) drill program has commenced on the Bathurst Zinc/Base Metals Mining Camp.  The first of three drill rigs is already turning in the West Camp area, with two additional drill rigs ready to go in mid-October and early November.  This drill program will be continuing through until March 2007.

About Titan 24: Deep Earth Imaging

The Titan 24 Deep Earth Imaging system is the most advanced electrical earth imaging technology to date.  Titan 24 has been designed to serve the needs of exploration companies looking to make precise property evaluation decisions.

Titan 24 measures the parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity. This system can measure down to depths of 750 meters (2,460 feet) with IP, and can explore beyond 1.5 kilometers (down to about one mile) with MT data.  These depths and multi-parameter data make the Titan 24 one of the best option available for obtaining pre-drilling information related to geological features at depth.

A partially completed MT/IP Titan 24 survey conducted over the “Brunswick Horizon”, between Brunswick No.12 and Brunswick No. 6 (past producer) indicated several interesting geophysical signatures that will require follow- up work and diamond drilling.  MT/IP Titan 24 results over the Mount Fronsac North property indicate encouraging results while the Camel Back survey is presently in progress.  The second drill rig is scheduled for mid-October to follow-up already targets in the Carboniferous area and the third drill will be brought in sometimes in early November as the final interpretations for these MT/IP Titan 24 surveys become available.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada.  In addition to the Bathurst Mining Camp, El Niño Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

$372,100 NON-BROKERED PRIVATE PLACEMENT COMPLETED

October 26, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño” or the “Company”) TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)) is pleased to announce that further to its news release of October 6, 2006, the Company has now completed a non-brokered private placement of 496,133 flow-through common shares at a purchase price of $0.75 per flow-through share for gross proceeds of $372,100.

In addition, the Company has also issued 34,729 non-flow-through shares and 49,613 non-flow-through share purchase warrants to purchase one additional common share at a purchase price of $0.75 until October 19, 2007 for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on February 20, 2007.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada.  Currently the Bathurst project has a CDN$5 million budget of which 23,000 metres of drilling has commenced.  In addition to the Bathurst Mining Camp, El Nino Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman & CEO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

October 30, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the first drill results on the western extension of the Camel Back Pb-Zn-Cu deposit discovered in 1996.  It is a small VMS deposit occurring in the Tetagouche Group in the central part of the Bathurst Mining Camp (≤200,000 tonnes at 5-7% Zn+Pb, not 43-101 compliant).

The stratiform part of the deposit contains massive sulphides underlain by tuffaceous sedimentary rock that locally contains chalcopyrite veins.  Interesting zinc and lead mineralization was encountered at the bottom portion of the 7.20 metre massive sulphide horizon intersected which returned 2.2 metres at 4.93% Zn and 0.71% Pb including 1.3 metres at 7.48% Zn and 1.02% Pb.  Drill Hole ELN-06-095 was drilled at a step out of 75 metres west from the last historical hole drilled along the Camel Back Deposit Horizon. This year’s $5 million program over the Bathurst Mining Camp will include 23,500 metres of drilling to be completed by March 2007.

Jean Luc Roy, President of El Niño states: “It is very encouraging to have positive results to report so early in our drill program.  Follow-up work will determine the importance of these results but this positive news confirms that the new technology used by our exploration team is working very well and we look forward to communicating a steady flow of news to our shareholders in the months ahead.”

Quality Control

Drill core is logged at the Brunswick No. 12 minesite exploration core shack and mineralized interval samples are taken from the drill core (NQ size) sawed in half with one half sent to the Brunswick No. 12 laboratory and other half retained for future reference.  A strict QA/QC program is followed which includes mineralization standards, blanks and field duplicates for each batch of samples.  The Bathurst Mining Camp Exploration Program is being carried out under the direction of Xstrata Zinc Canada exploration manager Normand Dupras, P. Geo., a qualified person as defined by National 43-101 guidelines.  The information in this release was prepared under the direction of Doug Clark P. Geo., Geologist for El Niño Ventures Inc., a qualified person as defined by National Instrument 43-101.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada.  In addition to the Bathurst Mining Camp, El Nino Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 6, 2006

Item 3: News Release:

A news release dated and issued on October 6, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. announces Private Placement.

Item 5: Full Description of Material Change:

October 6, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) ) announces a non-brokered private placement of up to 496,133 flow-through common shares at a purchase price of $0.75 per common share for gross proceeds of up to $372,100.

A finder’s fee of up to 7% may be paid in shares and 10% may be paid in warrants.

The proceeds of the private placement will be used to satisfy the Company's exploration commitment for the Bathurst Zinc / Base Metals Mining Camp in New Brunswick.

The foregoing is subject to regulatory approval.

About El Niño Ventures Inc.

El Niño is an exploration stage company currently developing an aggressive global acquisition strategy.  Our business model is to revisit former mining regions, apply new technologies to advanced stage exploration targets, and aggressively acquire new projects.  Our present focus is on Canada, Alaska, and Eastern / Central Europe.  In Canada, El Niño has an Option / Joint Venture with Xstrata Zinc to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick.  El Niño is also exploring for uranium in the Bancroft uranium camp in Ontario.  El Niño is currently negotiating on new projects in Alaska, and Europe.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of October 2006.

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 11, 2006

Item 3: News Release:

A news release dated and issued on October 11, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. announces that a 23,000m drill program has commenced on the Bathurst Zinc/Base Metals Mining Camp, New Brunswick.

Item 5: Full Description of Material Change:

October 11, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that a 23,000 m (75,000 ft) drill program has commenced on the Bathurst Zinc/Base Metals Mining Camp.  The first of three drill rigs is already turning in the West Camp area, with two additional drill rigs ready to go in mid-October and early November.  This drill program will be continuing through until March 2007.

About Titan 24: Deep Earth Imaging

The Titan 24 Deep Earth Imaging system is the most advanced electrical earth imaging technology to date.  Titan 24 has been designed to serve the needs of exploration companies looking to make precise property evaluation decisions.

Titan 24 measures the parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity. This system can measure down to depths of 750 meters (2,460 feet) with IP, and can explore beyond 1.5 kilometers (down to about one mile) with MT data.  These depths and multi-parameter data make the Titan 24 one of the best option available for obtaining pre-drilling information related to geological features at depth.

A partially completed MT/IP Titan 24 survey conducted over the “Brunswick Horizon”, between Brunswick No.12 and Brunswick No. 6 (past producer) indicated several interesting geophysical signatures that will require follow- up work and diamond drilling.  MT/IP Titan 24 results over the Mount Fronsac North property indicate encouraging results while the Camel Back survey is presently in progress.  The second drill rig is scheduled for mid-October to follow-up already targets in the Carboniferous area and the third drill will be brought in sometimes in early November as the final interpretations for these MT/IP Titan 24 surveys become available.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada.  In addition to the Bathurst Mining Camp, El Niño Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of October 2006.

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 26, 2006

Item 3: News Release:

A news release dated and issued on October 26, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is please to announce that it has now completed a non-brokered private placement.

Item 5: Full Description of Material Change:

October 26, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño” or the “Company”) TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)) is pleased to announce that further to its news release of October 6, 2006, the Company has now completed a non-brokered private placement of 496,133 flow-through common shares at a purchase price of $0.75 per flow-through share for gross proceeds of $372,100.

In addition, the Company has also issued 34,729 non-flow-through shares and 49,613 non-flow-through share purchase warrants to purchase one additional common share at a purchase price of $0.75 until October 19, 2007 for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on February 20, 2007.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada.  Currently the Bathurst project has a CDN$5 million budget of which 23,000 metres of drilling has commenced.  In addition to the Bathurst Mining Camp, El Nino Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of October 2006.

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 30, 2006

Item 3: News Release:

A news release dated and issued on October 30, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is please to announce the first drill results on the western extension of the Camel Back Pb-Zn-Cu deposit discovered in 1996.

Item 5: Full Description of Material Change:

October 30, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the first drill results on the western extension of the Camel Back Pb-Zn-Cu deposit discovered in 1996.  It is a small VMS deposit occurring in the Tetagouche Group in the central part of the Bathurst Mining Camp (≤200,000 tonnes at 5-7% Zn+Pb, not 43-101 compliant).

The stratiform part of the deposit contains massive sulphides underlain by tuffaceous sedimentary rock that locally contains chalcopyrite veins.  Interesting zinc and lead mineralization was encountered at the bottom portion of the 7.20 metre massive sulphide horizon intersected which returned 2.2 metres at 4.93% Zn and 0.71% Pb including 1.3 metres at 7.48% Zn and 1.02% Pb.  Drill Hole ELN-06-095 was drilled at a step out of 75 metres west from the last historical hole drilled along the Camel Back Deposit Horizon. This year’s $5 million program over the Bathurst Mining Camp will include 23,500 metres of drilling to be completed by March 2007.

Jean Luc Roy, President of El Niño states: “It is very encouraging to have positive results to report so early in our drill program.  Follow-up work will determine the importance of these results but this positive news confirms that the new technology used by our exploration team is working very well and we look forward to communicating a steady flow of news to our shareholders in the months ahead.”

Quality Control

Drill core is logged at the Brunswick No. 12 minesite exploration core shack and mineralized interval samples are taken from the drill core (NQ size) sawed in half with one half sent to the Brunswick No. 12 laboratory and other half retained for future reference.  A strict QA/QC program is followed which includes mineralization standards, blanks and field duplicates for each batch of samples.  The Bathurst Mining Camp Exploration Program is being carried out under the direction of Xstrata Zinc Canada exploration manager Normand Dupras, P. Geo., a qualified person as defined by National 43-101 guidelines.  The information in this release was prepared under the direction of Doug Clark P. Geo., Geologist for El Niño Ventures Inc., a qualified person as defined by National Instrument 43-101.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of October 2006.

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